Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

CONFIDENTIAL	1

ACS Q&A

1.	Why did Xerox decide to purchase ACS?
¡	First we believe the acquisition will
-	Provide distinct competitive advantages
-	Enhance our financial profile
-	Provide significant growth opportunities (though new offerings, global expansion and cross selling)
Additionally:
-	The strategic context in which we operate has evolved significantly over the past several years
-	Xerox studied all BPO opportunities and we believe this was the best fit for Xerox
-	We believe there is a need, confirmed by what customers are telling us, for a new type of solutions provider to offer a broader range of services to customers
-	In addition, we believe the general trend towards outsourcing, particularly in the current economic environment, will accelerate as companies strive to cut costs and streamline operations
-	The combination of our two companies will create a global leader in providing next-generation solutions:
m	Combines best-in-class BPO and document technology platforms
m	Extends Xerox Services offering and provides instant scale in BPO

-	We believe this combination, and the resulting services offering it will enable, will provide dramatically enhanced value for our customers, employees, partners, and shareholders

2.	How will ACS operate as part of Xerox?
¡
ACS will be an independently run Xerox organization and will serve as Xerox’s core BPO business. It will operate as ACS, a Xerox Company, led by current ACS CEO Lynn Blodgett, who will report to Xerox CEO Ursula Burns.

3.	What synergies will result from the Xerox acquisition of ACS?
¡
Revenue growth synergies: Xerox will achieve significant incremental revenue growth by leveraging Xerox’s strong global brand and established client relationships to scale ACS’s business in Europe, Asia and South America. In addition, Xerox will integrate its intellectual property with ACS’s services to create new solutions for end-to-end support of customers’ work processes.

¡
Cost reduction synergies: Xerox expects to achieve annualized cost synergies that will increase to the range of $300 million to $400 million in the first three years following the close of the transaction. The synergies are primarily based on expense reductions related to public company costs, procurement and using ACS’s expertise in back-office operations to handle some of Xerox’s internal functions.

CONFIDENTIAL	2

4.	Was this transaction in response to similar transactions where hardware companies are jumping into software and services (HP/EDS, Sun/MySql, Dell/Perot Systems, etc.)
¡	No. This is about looking how we want to position Xerox for the future and finding a great company to help us in this effort

5.	How does this combination change the competitive landscape? Vis-à-vis HP/EDS/Canon and Dell/Perot Systems? How will you differentiate the combined ACS and Xerox entity?
¡	As the worldwide leader in document management Xerox has the opportunity to combine with the leader in Business Process Outsourcing
¡	For more than a half century, Xerox has been in the business of making it easier to share information through documents
¡
Within every document – whether paper or digital – is data and content, all the basis of some sort of transaction. And, that’s where ACS comes in – managing and processing the data and millions of transactional touchpoints that simplify the way real work gets done

¡	Xerox has large R&D resources and a record of innovation that will be applied to automating business processes
¡	We are focused on not just technology outsourcing, but aligning technology to solve business process problems

6.	How do you expect ACS’s customers will respond?
¡	Very positively. With Xerox’s strong global presence and brand this news only enhances ACS’s ability to support its customers

7.	From a cultural perspective how will ACS fit with Xerox?
¡	Experience working with the Xerox team thus far has been great, we share a lot of the same values
¡	Xerox plans on leaving ACS’s structure predominantly in tact

8.	How may employees work for ACS and how many for Xerox?
¡	ACS employs approximately 74,000 worldwide
¡	Xerox employs more than 54,000 worldwide

9.	Will people on either side lose their jobs as you look to meld together overlapping functions? How will the Dallas market be affected by the transaction? Will there be relocations?
¡
It’s premature to speculate on job reductions.  We will capture cost savings over time as we combine the companies, especially in areas like eliminating duplicate public company costs and by taking advantage of our stronger purchasing power.  We will also evaluate if/how ACS’s expertise in back-office operations can help improve our efficiency in these areas.

¡
In identifying cost reduction opportunities, however, Xerox and ACS will be diligent in our approach and ensure that we minimize the disruption of the business; We have built a strong foundation for future success and we intend to preserve that foundation as we look to maximize return on investment

CONFIDENTIAL	3

10.	Consistent with Xerox’s cost reduction initiatives and ACS’s “Project Compete” at what pace will you shift more of ACS’s on-shore resources off-shore?
¡	Offshore delivery is a key theme in the outsourcing and services industries and we intend to continue to leverage the offshore model in the context of the current acquisition
¡	We do not expect the pace at which we move resources offshore to change in the near-term as a result of this deal.

11.	Will ACS employees come on Xerox's benefit plans?
¡	Your benefits will not change as a result of the acquisition and will continue uninterrupted with ACS

12.	Will you adjust compensation so there is equity between ACS and Xerox people?
¡	Your pay will not change as a result of the acquisition and will continue uninterrupted with ACS

13.	How does this transition affect me?
¡	It will be business-as-usual through the deal closing
-	Nothing will change during this waiting period
-	Focus on our clients
-	Continue to do a great job
¡	We are creating opportunities from the expanded capabilities between Xerox and ACS to continue our growth
¡	We are joining a company who is also a Fortune 500 company and is the most admired company in the computer industry

14.	What changes can I expect?
¡	Here is what we expect will remain the same:
-	We will focus on customers.
-	We will remain dedicated to our enterprise success.
-	Be open to change.
-	Execute through strong, positive teamwork.
¡	What will change?
-	Right now – nothing.
-	We continue to operate business as usual as the necessary work is done to complete the acquisition transaction.

15.	How can I get more information on Xerox or where do I go if I have a question?
¡	Information can be obtained on Xerox’s website www.xerox.com
¡	If ACS employees have any questions, please direct them to the ACS email at acsquestions@acs-inc.com
¡	Further information is located on www.acs-inc.com/acsquestions

16.	Will Xerox recognize ACS seniority?
¡	Yes. Xerox will recognize time with ACS as applicable to benefits and other policies

CONFIDENTIAL	4

17.	How do I answer the phone? (Signage, e-mail address, business cards, etc.)
¡	During this transition waiting period, you should continue ACS ‘business as usual’. Nothing will change until the acquisition is complete. Please refer to your manager for specific information.

18.	What do I tell clients if they ask me questions?
¡	You should feel free to share with them the information in the press release. Reassure them that there is no change to the way we provide services or support.
¡	Please refer to your manager for further information and guidance.

19.	Will my location change?
¡	We do not anticipate any employee relocation as a result of the acquisition. We should continue with ‘business as usual’ by serving our clients and customers.

20.	Will the ACS organization structure change?
¡	The ACS leadership team remains in place, supporting our customers and employees. Until the deal is closed things will remain status quo. We will provide more information as appropriate.

21.	What will happen between announcement and deal closing?
¡	There will be no changes made from now until the deal closes. Both ACS and Xerox will continue to operate business as usual.
¡
The majority of the work between the announcement and closing of the deal will consist of obtaining the necessary domestic and foreign regulatory approvals as well as approval from ACS and Xerox shareholders.

22.	How will I be informed of changes as they occur?
¡	We will utilize the transition website www.acs-inc.com/acsquestions, employee meetings and email acsquestions@acs-inc.com to answer questions you may have.

Forward-Looking Statements
This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of Affiliated Computer Services, Inc. (ACS) will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. Affiliated Computer Services, Inc. (ACS) assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

CONFIDENTIAL	5

Additional Information
The proposed merger transaction involving Affiliated Computer Services, Inc. (ACS) and Xerox will be submitted to the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox for their consideration. In connection with the proposed merger, Affiliated Computer Services, Inc. (ACS) will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC). Affiliated Computer Services, Inc. (ACS) and Xerox will each mail the joint proxy statement/prospectus to its stockholders. Affiliated Computer Services, Inc. (ACS) and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Affiliated Computer Services, Inc. (ACS) and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Affiliated Computer Services, Inc. (ACS)’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Affiliated Computer Services, Inc. (ACS), Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Affiliated Computer Services, Inc. (ACS)’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can obtain free copies of these documents from Affiliated Computer Services, Inc. (ACS) and Xerox websites using the contact information above.